Arotech Corporation http://www.arotech.com Nasdaq National Market: ARTX Writer’s direct dial: +972-2-990-6623 Writer’s direct fax: +972-2-990-6688 Writer’s e-mail: yaakovh@arotech.com
Yaakov Har-Oz Vice President and General Counsel
Admitted in New York and Israel

July 19, 2005

VIA EDGAR

Securities and Exchange Commission
Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms Peggy Fisher, Assistant Director

Re:	ArotechCorporation Registration Statements on Form S-3 Filed May 16, 2005 and Documents Incorporated by Reference File Nos. 333-124959 & 333-124961

Dear Ms Fisher:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated June 8, 2005 and addressed to Leland Nall, with respect to the filing by the Company of the above-referenced registration statements on May 16, 2005.

We are hereby filing Amendment No. 1 to our Form S-3, File No. 333-124961 (the “S-3”). We have executed manually executed signature pages and consents prior to the time of the electronic filing. For the Staff’s convenience, we are enclosing six courtesy copies of Amendment No. 1 to the S-3; three copies are clean, and three copies have been marked to show changes from the S-3. We are also enclosing three copies of this letter, containing the Company’s responses to the Comment Letter.

In response to the sections of the Comment Letter addressing our Form 10-K filed on March 31, 2005 (the “2004 10-K”), as amended by a Form 10-K/A filed on May 2, 2005 (the “2004 10-K/A”), we are amending the following items of the 2004 10-K and the 2004 10-K/A: Item 7 (Management’s Discussion and Analysis of Financial Condi-tion and Results of Operations) and Item 9A (Controls and Procedures). We are also amending certain of the Notes to Financial Statements incorporated into Item 8 (Financial Statements and Supplementary Data) of the 2004 10-K.

For the Staff’s convenience, we are also enclosing six courtesy copies of our proposed Form 10-K/A amending the 2004 10-K (the “Proposed 10-K/A”), three clean and three marked to show changes from the 2004 10-K.

Following the Staff’s review of our responses to the Comment Letter, we will file the Proposed 10-K/A with the Securities and Exchange Commission. Manually executed signature pages and consents will be executed prior to the time of the electronic filing.

The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in the Comment Letter. References to page numbers are to page numbers in the marked versions of the filing and proposed filing submitted to the Staff herewith.

RESPONSES TO COMMENTS

Comments to the Form S-3

1.	The requested additional disclosure has been made on the cover page and on page 2 of the prospectus.

Exhibits

2.	The additional exhibits requested by the Staff have been filed with Amendment No. 1 to the S-3.

General

3.	We are pleased to supplementally confirm to the Staff our intent as requested by the Staff.

Comments to the 2004 10-K

Management’s Discussion and Analysis

Adjusted EBITDA

4.	We have deleted all references to EBITDA in the Proposed 10-K/A.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

5.
The Company considered the Staff’s views on “Location of Auditors” as described in Topic V-K of the SEC’s November 1, 2004 International Reporting and Disclosure Issues in the Division of Corporation Finance.

The Company considered the following factors in having their audit report signed by an Israeli based auditor:

•
The Company is a holding company which holds operating subsidiaries in the U.S. and Israel. Although the Company is a Delaware corporation with corporate offices in Auburn, Alabama, most of the members of the Company’s senior management work extensively out of the offices of the Company’s subsidiary Electric Fuel Ltd., which is located in Beit Shemesh, Israel. Specifically, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer and Corporate Controller all live primarily in Israel and work primarily from Israel. During most of the year the Company’s senior management and it’s corporate finance team work in Israel. The preparation of the Company’s business plan, budget, presentations to investors and other corporate functions systems are performed in Israel.

•
The Company’s accounting records are maintained in Israel. While each of the Company’s subsidiaries maintains its own accounting records, the consolidated financial statements of the Company are prepared entirely in Israel. The consolidation of the financial statements, including most of the procedures included in the financial statements close process, is done in Israel by employees located in Israel. The Company’s documentation with regard to its entity level controls is maintained and updated in Israel.

•
As of December 31, 2004 the majority of the Company’s consolidated assets (including intangible assets) (77%) were located in the U.S. and the majority of the Company’s consolidated revenues (53%)[1] were derived from U.S. subsidiaries. The two American subsidiaries that the Company acquired in 2004 accounted for approximately 40% of the Company’s total consolidated 2004 revenues. These U.S. revenues were derived during 2004 after the Company’s Audit Committee has re-appointed Kost, Forer, Gabbay & Kasierer as the Company’s auditors.

•
The Company’s independent auditor in Israel audits the subsidiaries in Israel and supervises and reviews the audits of the Company’s principal U.S. subsidiaries that are performed by auditors in the United States.

1   This does not included approximately 30% of total consolidated revenues recorded by a U.S. subsidiary but based on Israeli operations which included marketing activity, development activity, technological activity and production activity, all of which took place in Israel, and which were allocated to revenues derived fron non-U.S. subsidiaries.

Based on all the factors set forth above, the Company believed and continues to believe that it is appropriate to have an audit report issued by an audit firm based in Israel. Should the circumstances on which this conclusion has been reached change, this conclusion would obviously have to be re-visited.

Statement of Changes in Stockholders’ Equity

6.
The typographical problems identified by the Staff appear to have arisen in the course of conversion of the financial statements from Microsoft Word format to EDGAR ASCII format. We intend to file the Proposed 10-K/A in HTML format, which should eliminate the problems noted in the Comment Letter.

Note 1 - General

b. Restatement of previously issued financial statements

7.& 8.	We supplementally advise the Staff that on November 22, 2004, the Company reported the restatement in a Form 8-K filed with the SEC.

The impacts of the restatements with respect to the year ended December 31, 2003 are summarized below:

Statement of Operations Data:

	For the Year ended December 31, 2003
	Previously Reported	Adjustment		As Restated
General and administrative expenses	$6,196,779	$(338,903)	A, C	$5,857,876
Operating loss	5,408,932	(338,903)		5,070,029
Financial expenses, net	3,470,459	568,250	B	4,038,709

Loss from continuing operations	9,118,684	229,347		9,348,031
Net loss	9,008,274	229,347		9,237,621
Deemed dividend to certain stockholders of common stock	-	350,000	A	350,000
Net loss attributable to common stockholders	$9,008,274	$579,347		$9,587,621

Basic and diluted net loss per share from continuing operations	$0.23	$0.01		$0.24
Basic and diluted net loss per share	$0.23	$0.02		$0.25

A.
As part of an investment agreement in May 2001, the Company issued to investors a total of 2,696,971 warrants (the “May 2001 Warrants”) to purchase shares of common stock at a price of $3.22 per share; these warrants were exercisable by the holder at any time after November 8, 2001 and were to expire on May 8, 2006.

In June and July 2003, the Company adjusted the purchase price of 1,357,577 of the May 2001 Warrants to $0.82 per share in exchange for immediate exercise of these warrants, and issued to the holders of these exercised warrants new warrants to purchase a total of 905,052 shares of common stock at a purchase price of $1.45 per share (the “June 2003 Warrants”). The June 2003 Warrants were originally exercisable at any time from and after December 31, 2003 to June 30, 2008; however, in September 2003, the exercise period of 638,385 of these June 2003 Warrants was adjusted to make them exercisable at any time from and after December 31, 2004 to June 30, 2009.

In addition, with respect to an additional 387,879 May 2001 Warrants, in December 2003 the Company adjusted the purchase price to $1.60 per share in exchange for the immediate exercise of these warrants, and issued to the holders of these exercised warrants new warrants to purchase a total of 193,940 shares of common stock at a purchase price of $2.25 per share.

The Company originally accounted for these transactions in accordance with FAS 123.

Statement 123 treats a modification as an exchange of the original award for a new, more valuable award. In substance, the Statement considers the modification to be the “repurchase” of the old award and the grant of a new one, resulting in additional compensation expense for the incremental difference in value. This incremental difference in value is measured as the excess of (1) the fair value of the modified option determined in accordance with the provisions of Statement 123, and (2) the value of the old option immediately before its terms are modified, determined based on the shorter of (a) its remaining expected life or (b) the expected life of the modified option.

Both the valuation of the new award and the revaluation of the old award are made as of the date of the modification (i.e., based on new input variables as of that date). The net value of these two components is the measure of compensation expense that should be recognized as a result of the modification over the remaining vesting period of the new award.

Since aforementioned warrants were exercised for the period from December 31, 2004, the Company has recorded related compensation in the amount of $188,903.

After a comprehensive review, which took place during the interim financial review for the nine month period ended September 30, 2004, the Company reconsidered the accounting treatment of the warrants and, due to the capital nature of the transaction, determined that the exchanges were in fact a deemed dividend that should have not have been recorded as compensation expense.

B.
On December 31, 2002, the Company issued and sold to a group of institutional investors $3.5 million of 9% secured convertible debentures of due June 30, 2005. These debentures were convertible at any time prior to June 30, 2005 at a conversion price of $0.64 per share, or a maximum aggregate of 4,666,667 shares of common stock. In addition, the Company granted to the holders of the convertible debentures warrants to purchase 3,500,100 shares of Common Stock at any time prior to December 31, 2007 at a price of $0.64 per share. This transaction was accounted according to APB No. 14, “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”) and Emerging Issue Task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”). In connection with these convertible debentures, the Company recorded a deferred debt discount of $1,890,000 with respect to the beneficial conversion feature and the discount arising from the fair value allocation of the warrants in accordance with APB No. 14, which was being amortized from the date of issuance to the stated redemption date - June 30, 2005 - or to the actual conversion date, if earlier, as financial expenses.

During 2003, some of the holders of the convertible debentures converted their debentures into shares of the Company. As a result, the Company immediately amortized the related compensation of the beneficial conversion feature allocable to the specific debentures converted. However, according to EITF 00-27, the Company should also have amortized the amount of the allocable discount attributable to the fair value of the warrants that had been determined in accordance with APB No. 14, in the amount of $568,250. Upon discovery of this error, the Company revised its financial statements and recorded additional finance expenses in the amount of $568,250.

C.
On February 4, 2004, the Company entered into an agreement settling the litigation brought against it in the Tel-Aviv, Israel district court by I.E.S. Electronics Industries, Ltd. (“IES Electronics”) and certain of its affiliates in connection with the Company’s purchase of the assets of IES Interactive Training, Inc. subsidiary from IES Electronics in August 2002. The litigation had sought monetary damages in the amount of approximately $3 million. Pursuant to the terms of the settlement agreement, in addition to agreeing to dismiss their lawsuit with prejudice, IES Electronics agreed (i) to cancel the Company’s $450,000 debt to them that had been due on December 31, 2003, and (ii) to transfer to the Company title to certain certificates of deposit in the approximate principal amount of $112,000. The parties also agreed to exchange mutual releases. In consideration of the foregoing, the Company issued to IES Electronics (i) 450,000 shares of common stock, and (ii) five-year warrants to purchase up to an additional 450,000 shares of common stock at a purchase price of $1.91 per share. As a result of this settlement and in accordance with paragraph 11 of SFAF 5, the Company recorded a provision in the amount of $1.4 million, which was calculated based on the value of shares and warrants issued. In the calculation of compensation related to warrants the Company used a volatility of 1.2. The Company calculated historical volatility in accordance with guidance of FAS 123. For the warrants with contractual life of 5 years it used 60 samples of market price. However due to high fluctuation in the market price of the share in 2000 and 1999, due to certain announcements made by the Company related to the opening of its consumer battery operations (since terminated), the Company eliminated such fluctuations in accordance with SFAS 123.

The Company disregards a period of historical volatility, due to the conclusion that its historical share price during that previous period (specifically December 1999 and January 2000) is not relevant to estimating expected volatility due to historical events related to its consumer battery division, which was discontinued in 2002. During this events the price per share of the Company increased from $1.62 in December 1999 to $21.00 in January 2000 and $23.87 in February 2000, a fluctuation of more than 2,300%. Similar events are not expected to occur during the expected term of the share option and have not in fact occurred during subsequent periods.

As a result of this elimination volatility has decreased to 0.79 and as a result compensation related to the warrants decreased by $150,000.

9.	The requested additional disclosure had been made in the Proposed 10-K/A.

c-e. Acquisitions

10.	The requested additional disclosure had been made in the Proposed 10-K/A.

Comments to the 2004 10-K/A

11.	The requested revisions have been made in the Proposed 10-K/A.

Comments to the Form 10-Q for the quarter ended March 31, 2005

Changes in Internal Controls over Financial Reporting

12.	The comments of the Staff will be reflected in future filings.

Management’s Response to the Material Weakness

13.	The comments of the Staff will be reflected in future filings.

Comments to the 8-K dated May 11, 2005

14.	The comments of the Staff will be reflected in future filings.

We note supplementally that certain of our shareholders have in the past expressed concern over whether we are operating on a “cash-flow positive” basis. For this reason, we present EBITDA in our releases, adjusted to remove certain non-cash charges associated with our acquisitions and financings, as a way of addressing this concern, since we believe this to be the most accurate measure of the cash-flow status of our operations. We will in the future be more scrupulous about highlighting the nearest GAAP measure to EBITDA, net loss, with equal or greater prominence whenever we use the non-GAAP measure.

If you need any additional information after reviewing the above, you can contact me on my cellular phone at 1-334-559-3304. You may also contact our outside counsel, Steven M. Skolnick, who can be reached at 1-973-597-2476.

Sincerely,

By:
Yaakov Har-Oz
Vice President and General Counsel

cc:	Kristin Lochheed, Esq. Gary Todd, Esq. Tom Jones, Esq. Robert S. Ehrlich Steven M. Skolnick, Esq.